UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

KAYDON CORPORATION

(Name of Subject Company)

KAYDON CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

486587108

(CUSIP Number of Class of Securities)

Debra K. Crane

Vice President, Administration and Secretary

Kaydon Corporation

Suite 300, 2723 South State Street

Ann Arbor, Michigan 48104

(734) 747-7025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Elizabeth Noe

Paul Hastings LLP

1170 Peachtree St., Suite 100

Atlanta, GA 30309

(404) 815-2287

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Atlas Management, Inc., a Delaware corporation (“Parent”), through its wholly owned subsidiary Dublin Acquisition Sub Inc., a Delaware corporation (“Acquisition Sub”), to purchase all of the outstanding shares of Kaydon Corporation’s common stock, par value $0.10 per share, at a purchase price of $35.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 16, 2013, and in the related Letter of Transmittal, as required by the Agreement and Plan of Merger, dated as of September 5, 2013, by and among Kaydon Corporation, Parent and Acquisition Sub.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By inserting, as the last paragraph on page 37 under the heading “Regulatory Compliance—Exon-Florio,” the following:

“As of October 8, 2013, the parties have not yet received written confirmation by CFIUS that it has (i) completed its review (or, if applicable, investigation) under the Exon-Florio Amendment and (ii) determined that there are no unresolved national security concerns with respect to the Merger, which is a condition to the Offer, which we refer to as the CFIUS Condition. On October 8, 2013, the Purchaser and Parent waived the CFIUS Condition. All other terms of the Offer remain unchanged and, in particular, the Offer continues to be scheduled to expire at 11:59 p.m., New York City time, on October 15, 2013, unless extended.”

By inserting, as the last paragraph on page 37 under the heading “Regulatory Compliance—Other Regulatory Approvals,” the following:

“On October 4, 2013, the German Federal Cartel Office (“FCO”) cleared, without conditions, the acquisition of the Shares pursuant to the Offer and the Merger under the German Act Against Restraints of Competition. Accordingly, the condition to the Offer relating to obtaining the approval of the FCO has been satisfied. However, this does not fully satisfy the Antitrust Condition (as defined in Section 15 of the Offer to Purchase), as there remain non-U.S. governmental authorities that must approve or clear the Offer and the Merger in order to meet this condition.”

By inserting, as the last paragraph on page 38 under the heading “Additional Information—Legal Proceedings,” the following:

“In addition, the Company, each member of the Board, SKF, Parent and Merger Sub were named as defendants in a purported class action lawsuit filed in the United States District Court for the Eastern District of Michigan by alleged stockholders of the Company challenging the proposed Offer and Merger, captioned Francis v. Kaydon Corp. et al., Case No. cv 14258 (the “Francis Action”). The Francis Action was filed on October 7, 2013 and alleges, among other things, that (i) that the Schedule 14D-9 failed to disclose all material facts regarding the proposed transaction to Kaydon’s stockholders in violation of Sections 14(d)(4) and (e), and 20(a) of the Securities Exchange Act of 1934, (ii) the directors of the Company breached their fiduciary duties to the stockholders of the Company, including duties of care, loyalty, good faith, candor and independence owed to the stockholders of the Company, by among other things, failing to take steps to maximize value of the Company for its stockholders and failing to conduct an appropriate sales process; (iii) Kaydon, SKF, Parent and Merger Sub aided and abetted the alleged breaches of fiduciary duty by the directors of the Company. The Francis Action seeks equitable relief, including an injunction against consummation of the Merger, rescission of the Merger to the extent implemented, a direction to defendants to account to plaintiff and the class for all damages suffered and awarding plaintiff the costs and disbursements of the action, including attorneys’ fees and costs.”

Item 9, “Exhibits,” is hereby amended and supplemented as follows:

By adding the following exhibit:

(a)(1)(I)	Press Release issued by Aktiebolaget SKF on October 8, 2013 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO)

I-1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAYDON CORPORATION

By:	/s/ Debra K. Crane
Name:	Debra K. Crane
Title:	Vice President, Administration and Secretary

Dated: October 8, 2013